Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214319

Prospectus Supplement No. 2

(to Prospectus dated December 15, 2016,

as supplemented by Prospectus Supplement No. 1

dated December 30, 2016)

CHANTICLEER HOLDINGS, INC.

Subscription Rights Offering

Up to an Aggregate of 1,000,000 Units Consisting of

9% Redeemable Series 1 Preferred Stock

and

Seven-Year Series 1 Warrants to Purchase Common Stock

Upon the Exercise of Subscription Rights at $13.50 per Unit

This prospectus supplement no. 2 supplements the prospectus dated December 15, 2016 (as supplemented by prospectus supplement no. 1 dated December 30, 2016) relating to the offering of non-transferable subscription rights to purchase up to an aggregate of 1,000,000 units consisting of shares of our Series 1 Preferred Stock and Series 1 Warrants.

On January 13, 2017, we filed with the Securities and Exchange Commission a Current Report on Form 8-K reporting the resignation of a board member and the appointment of his replacement. We are filing this prospectus supplement no. 2 to update and supplement the information included or incorporated by reference in the prospectus, with the information contained in the Current Report on Form 8-K. The text of the Current Report on Form 8-K is attached to and a part of this prospectus supplement no. 2.

This prospectus supplement no. 2 should be read in conjunction with the prospectus dated December 15, 2016 (as supplemented by prospectus supplement no. 1 dated December 30, 2016) and may not be delivered or utilized without the prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement no. 2 and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

The exercise of subscription rights for shares of our units involves a high degree of risk. See “Risk Factors” beginning on page 24 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 13, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 13, 2017 (January 10, 2017)

CHANTICLEER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35570	20-2932652
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification)

7621 Little Avenue, Suite 414, Charlotte, NC 28226

(Address of principal executive office) (zip code)

_______________________________________________

(Former address of principal executive offices) (zip code)

(704) 366-5122

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR240.13e-4(c))

ITEM 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) Paul G. Porter resigned from the Board of Directors of Chanticleer Holding, Inc., a Delaware corporation (“Chanticleer”) on January 10, 2017, effective immediately.

(c) On January 13, 2017, the Board of Directors of Chanticleer appointed Neil G. Kiefer to server as director, filling the vacancy created by Mr. Porter’s resignation. Mr. Kiefer was also appointed to serve on the Compensation Committee and the Nominating Committee.

Since May 1992, Mr. Kiefer has served as Chief Executive Officer of Hooters Management Corporation, Hooters, Inc. and all of its affiliated companies. In 1994, he was appointed as a board member of those entities and has continued to serve in the foregoing capacities. He also served as Chief Executive Officer of the Hooters Casino Hotel in Las Vegas, Nevada from 2006-2012 and was a holder of a Gaming Operator’s License issued by the Nevada State Gaming Control Board. Previously, Mr. Kiefer practiced law in St. Petersburg, Florida from 1979 to May of 1992.

Mr. Kiefer received a Bachelor’s Degree from Bethany College in Bethany, West Virginia and received his Law Degree from Hofstra University in Hempstead, New York. He was admitted to the Florida Bar in 1979. Mr. Kiefer has also served the community over his professional career in the Tampa Bay Area. He served from 1990-2012 as a voluntary assistant varsity boy’s basketball coach at Boca Ciega High School in Gulfport, Florida. Additionally, he has served as a board member for the Pinellas County Urban League, the Pinellas County Police Athletic League, Tampa Bay Sports Commission and the Pinellas County Educational Foundation.

There are no arrangements or understandings between Mr. Kiefer and any other persons pursuant to which he was appointed a director. There are no family relationships between Mr. Kiefer and Chanticleer’s other directors or executive officers. There are no current or proposed transactions in which Mr. Kiefer has a direct or indirect material interest in which Chanticleer is involved and in which the amount involved exceeds the lesser of $120,000 or one percent of the average of Chanticleer’s total assets at year end for the last two completed fiscal years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2017

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Michael D. Pruitt
Chief Executive Officer